Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flash Scientific Technology Inc.
335 Anna Ave
Palmetto , GA 30268
https://www.flash.technology

Up to $3,929,046.75 in Non-Voting Common Stock at $0.75
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Flash Scientific Technology Inc.
Address: 335 Anna Ave, Palmetto , GA 30268
State of Incorporation: DE
Date Incorporated: August 14, 2020

Terms:

Equity

Offering Minimum: $9,999.75 | 13,333 shares of Non-Voting Common Stock
Offering Maximum: $3,929,046.75 | 5,238,729 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $345.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Early Bird</u>

Friends and Family - First 24 hours | 10% bonus shares

<u>Volume</u>

Tier 1 ($1,000+) – Wireless Weather Station with Indoor and Outdoor Thermometer and Remote Sensor

Tier 2 ($5,000+) – 5% bonus shares

Tier 3 ($10,000+) – 10% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Flash Scientific Technology Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.75 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Insider Investment Notice</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Flash Scientific Technology Inc. is a weather intelligence company based on AI and Machine Learning with lightning predictions our cornerstone product. FLASH correctly predicts the most critical first strike from a thunderstorm with an accuracy of 96% or greater with the variance being the season and environment the thunderstorms are occurring in. The present software can predict where lightning will form in the atmosphere and where it will strike the earth within a 1 to the 2-mile radius (lightning branches out once formed - so we predict the "strike zone") with the caveat that on rare occasions (0.4% of the time) lightning will strike outside the 1-2 mile radius. The lead time on predictions is between 15 to 25 minutes in advance. Other companies only detect lightning meaning they miss the all-important first strike 100% of the time. Flash Scientific Technology Inc. is one of the first that actually predicts the first lightning strike to occur before any storms have developed. In addition to the first strike, FLASH predicts the last strike thereby ending the archaic rule of waiting 30 minutes after the last rumble of thunder. We are also applying the same AI and Machine Learning techniques to other weather phenomena such as a tornado, wind, hurricane, winter storm, and precipitation forecasts.

Jason Deese and Adam Baker were granted a US utility Patent (10,408,972) on September 10, 2019. This patent was assigned to FLASH Scientific Technology Inc. and recorded with the US Patent office on August 24, 2020. FLASH Scientific Technology Inc. has no other patents, trademarks, or trade secrets.

We intend to pursue a software as a service (SaaS) sales model through the mechanism of an application programming interface (API) and related software development toolkit (SDK). We will be targeting three large industries: aviation, insurance, and fire mitigation. Aviation's largest cost is fuel and our technology will enable airlines to land their planes safely faster and also allow them to depart affected airports sooner, minimizing delays. The insurance industry loses 50 billion dollars a year to lightning-related losses, and we can mitigate those losses through integration in smart home devices. Finally, we will use our lead time on first strikes to allow fire personnel to reach wildfires caused by lightning sooner and thereby mitigate losses due to wildfire. At Flash Scientific Technology Inc., we envision a time when every smartphone (or Internet of Things device) in the world may warn its holder of impending danger from lightning and other dangerous weather phenomena.

Competitors and Industry

With its proprietary algorithm, Flash Scientific Technology Inc. is one of the first to focus exclusively on lightning prediction versus just detection, and therefore, direct competition will not initially exist. The closest competition will be those companies offering lightning detection services.

These come in two forms, the first being a grid of lightning detection sensors across the world which is utilized by the two biggest companies, Earth Networks and Vaisala. These companies offer a wide variety of other weather products crossing various sectors, lightning detection being just one of those.

The other form includes individual lightning detection sensors which are installed to cover a 1 to 5 mile radius. ThorGuard is the largest player in this field but also includes hundreds of other smaller entities. Again, these are all detection companies and offer very limited if any predictive capabilities. The predictive capabilities they do offer is for charge buildup, which may or may not lead to lightning therefore creating larger false alarm rates.

The weather enterprise as a whole is estimated to be a 7 billion dollar industry and predicted to grow 10 to 15 percent annually.*

**Source: https://www.weather.gov/media/about/Final_NWS%20Enterprise%20Analysis%20Report_June%202017.pd*

Current Stage and Roadmap

Current Stage

FLASH currently has a small but dedicated team of 4 that includes the Founder/CEO in addition to a COO, and Senior Programming Engineer, and an AI and Machine Learning Engineer. With this team along with contract services, we have been able to develop a lightning prediction product that is production-ready and currently undergoing validation. FLASH has built an initial mapping application with looping NEXRAD radar overlays to display current storms and their tracks and allow users to retrieve real-time lightning forecasts for areas of interest. There is also the capability to produce streaming first strike and last strike predictions through the API. The application will be hosted in the AWS cloud alongside our services, and be accessible to anyone authenticated within our system.

Roadmap

The next steps will entail finalizing the validation of the lightning product which will be completed in the first quarter of 2022 along with customer acquisition. FLASH will also continue to build out our suite of AI-based Weather Intelligence products through the first quarter of 2022. This will initially include taking the lightning prediction from 25 minutes lead time to producing additional lightning prediction products that produce 1 hr, 2 hr, and 3 hr lead times. Attention will then turn to training models in order to set the stage for the product development of the remaining suite including tornado, wind, hail, winter storm, hurricane, and precipitation onset predictions.

The Team

Officers and Directors

Name: Jason Deese

Jason Deese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: February 01, 2021 - Present
  Responsibilities: All matters related to product development decisions, financial allocations, fundraising, etc. Salary is $175,000. 65% equity. Jason also acts as sole director of the company.

Other business experience in the past three years:

- **Employer:** National Weather Service
  Title: Research Meteorologist
  Dates of Service: September 20, 1999 - January 31, 2021
  Responsibilities: Research and operational forecast responsibility for Georgia and Florida.

Name: James Castle

James Castle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Sales and Chief Financial Officer
  Dates of Service: June 01, 2021 - Present
  Responsibilities: To oversee all sales and financial aspects of the company. He is compensated with a salary of $125,000 for this role with the company.

Other business experience in the past three years:

- **Employer:** NetJets Aviation
  Title: Head of Mitigation
  Dates of Service: February 01, 1995 - May 30, 2021
  Responsibilities: To mitigate problems with flights.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a lighting prediction software. Our revenues are therefore dependent upon the market for lighting prediction software.

We may never have an operational product or service
It is possible that there may never be an operational technology or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our technology. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Flash Scientific Technology Inc. was formed on August 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flash Scientific Technology Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that lightning prediction software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Insurance Risk
If the company were unable to obtain insurance on commercially reasonable terms, any uninsured casualty could result in a material adverse changes to our financial condition.

Weather Prediction
Weather prediction, and lightning prediction in particular, are both inherently imprecise and risky activities. The company may be subject to litigation or action by a regulator related to a prediction (or failure to predict) a weather event in the manner expected. Such litigation or regulatory action may have a material adverse effect on the company's financial condition and ability to function as a going concern.

Technology
The company is heavily reliant on the patented technology developed by its founder. This

technology is subject to obsoleteness, and there can be no guarantee that that the company will be able to maintain its technological capabilities over time.

COVID-19 / Key Person Risk
The company is heavily reliant on its founder and the patented technology he has developed. If our founder were incapacitated or otherwise unable to work for the company his absence would likely lead to a material adverse affect on our financial condition. More broadly, global conditions related to the COVID-19 pandemic may reduce the level of business activity, and in new company development in particular, thereby hindering the ability of the company to function and leading to a material adverse affect on its financial condition.

We are an early stage company with a limited operating history.
Our company was formed on August 14, 2020. Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. The company has a short history, few customers, and effectively no revenue. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in our markets, difficulty in managing our growth and the entry of competitors into the market. We have incurred net losses to date and, because our platform is not yet operational, our financial statements do not reflect any operating revenues. We cannot assure you that we will be profitable in the foreseeable future or generate sufficient profits to pay dividends to the holders of the shares.

Demand for our product and services may not grow due to factors beyond our control.
Demand for a service offering the prediction of location and timing of lightning strikes may not be sufficiently strong to support the operations and continued growth of the company. For example, end-users may find that the costs and efforts required to implement the lighting prediction system outweigh the benefits of the system, resulting in decreased future demand for the product. Furthermore, competitors or government agencies, such as the United States National Oceanic & Atmospheric Administration, may create similar models and offer similar services for a lower cost, resulting in decreased demand for our services.

If we cannot raise sufficient funds we will not succeed.
We are offering Non-Voting Common Stock in the amount of up to $1,070,000.00 and may close on any investments that are made. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to our business or prospects or the broader economy, we may not survive. If we manage to raise only a minimum amount of funds, we will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital and the terms of subsequent financings may adversely impact your investment
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may issue debt or equity securities to raise funds, modify our growth plans, or take some other action. Interest on debt securities could increase costs and negatively impact operating results and convertible debt securities could result in diluting your interest in the company. Issuance of preferred stock, in addition to diluting your interests in the company, may be done on terms more advantageous to those investors than to the holders of shares of Non-Voting Common Stock. If we are unable to find additional capital on favorable terms, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in our performing below expectations, which could adversely impact the value of your investment.

If we are unable to hire, retain, train, and motivate qualified personnel and senior management, including Jason Deese, one of our founders, and deploy our personnel and resources to meet customer demand around the world, our business could suffer.

Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel. We are highly dependent on the continued contributions and customer relationships of our management and particularly on the services of Jason Deese, our Founder. Mr. Deese developed the algorithm for the prediction of lighting. We believe that Mr. Deese's knowledge of the technology would be difficult to replace. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.

We are dependent on our information systems which may be vulnerable to cyber-attacks or other events.

Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events and human error.

Failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends in part on our ability to protect proprietary methods and technologies that we develop under a combination of patent and other intellectual property and proprietary rights in the United States and other jurisdictions outside the United States so that we can prevent others from using our inventions and proprietary information and technology. Despite our efforts, third parties may attempt to disclose, obtain, copy, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Effective protection of our rights may not be available to us in every country in which our platforms or services are available. The laws of some countries may not be as protective of intellectual property and other proprietary rights as those in the United States, and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology. Additionally, we use a combination of trademarks, domain names and other measures to protect our intellectual property. We believe that our trademarks and domain names play an important role in protecting our brand name and marketing of our services. We have registered our trademarks and domain names that we currently use in the United States. We may be subject to claims by other parties asserting interests in such trademarks and domain names or infringement of their intellectual property rights. In addition, our business is subject to the risk of third parties infringing our trademarks. We may not always be successful in securing protection for, or stopping infringements of, our trademarks and we may need to resort to litigation in the future to enforce our rights in this regard. Any such litigation could result in significant costs and a diversion of resources. We may not have the funds to adequately protect our intellectual property rights, which may undermine the credibility of our intellectual property, reducing our ability to enter into sub-licenses and weakening our attempts to prevent competitors from entering the market.

If we do not successfully develop and deploy new technologies to address the needs of our customers, our business and results of operations could suffer.

We will spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers' and potential customers' needs. There is no assurance that our enhancements to our platforms or our new product features or capabilities will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our platforms in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our platforms. The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platforms obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new platforms, features, or capabilities. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new platforms or new features and capabilities to our existing platforms may require substantial investment, and we have no assurance that such investments will be successful.

We may not have enough funds to sustain the business until it becomes profitable.
Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Shares of Non-voting Common Stock only convert into voting Common Stock in limited circumstances, which may not occur, and Investors should be prepared to hold shares of Non-voting Common Stock indefinitely.
Shares of Non-voting Common Stock convert automatically and solely upon the closing of an initial public offering of voting Common Stock or the merger of the company into another entity. We cannot assure you that either of these events will occur and as a result, investors should expect to hold shares of Non-voting Common Stock indefinitely.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
We may request the escrow agent to disburse offering funds to us at any time. At that point, investors whose subscription agreements have been accepted will become our stockholders. In light of our early stage of development, our business is likely to change significantly during the offering period. We will file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

This investment is illiquid
There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1934, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the

rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Securities Exchange Act of 1943, as amended (the "Exchange Act"), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We depend on computing infrastructure operated by Amazon Web Services ("AWS") and other third parties and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.
We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based data and algorithm. Additionally, we rely on hardware already in place, such as radar, in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

If any of the systems of any third parties upon which we rely or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and services may be harmed, and we may lose business and incur losses or liabilities.
Our success depends in part on our ability to provide effective data security protection in connection with our platforms and services, and we rely on information technology networks and systems to securely store, transmit, index, and otherwise process electronic information. Because our platforms and services are used to store, transmit, index, or otherwise process and analyze large data sets that often contain proprietary, confidential, and/or sensitive information, we are perceived as an attractive target for attacks by computer hackers or others seeking unauthorized access, and we face threats of unintended exposure, exfiltration, alteration, deletion, or loss of data. Additionally, because many of our customers use our platforms to store, transmit, and otherwise process proprietary, confidential, or sensitive information, and complete mission critical tasks, they have a lower risk tolerance for security vulnerabilities in our platforms and services than for vulnerabilities in other, less critical, software products and services. We, and the third-party vendors upon which we rely, may in the future experience, cybersecurity threats, including threats

or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Our and our third-party vendors' technology systems may be damaged or compromised by malicious events, such as cyberattacks (including computer viruses, malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties (including traditional computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threats can employ a wide variety of methods and techniques, which may include the use of social engineering techniques, are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures. Further, unauthorized access to our or our third-party vendors' information technology systems or data or other security breaches could result in the loss of information; significant remediation costs; litigation, disputes, regulatory action, or investigations that could result in damages, material fines, and penalties; indemnity obligations; interruptions in the operation of our business, including our ability to provide new product features, new platforms, or services to our customers; damage to our operation technology networks and information technology systems; and other liabilities. Moreover, our remediation efforts may not be successful. Any or all of these issues, or the perception that any of them have occurred, could negatively affect our ability to attract new customers, cause existing customers to terminate or not renew their agreements, hinder our ability to obtain and maintain required or desirable cybersecurity certifications, and result in reputational damage, any of which could materially adversely affect our results of operations, financial condition, and future prospects. There can be no assurance that any limitations of liability provisions in our license arrangements with customers or in our agreements with vendors, partners, or others would be enforceable, applicable, or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

We expect to derive significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We intend to derive a significant portion of our revenue from contracts with federal, state, local, and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Our perceived relationship with the U.S. government could adversely affect our business prospects in certain non-U.S. geographies or with certain non-U.S. governments. Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts. Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to: • Changes in fiscal or contracting policies or decreases in available government funding; • Changes in government programs or applicable requirements; • Restrictions in the grant of personnel security clearances to our employees; • Ability to maintain facility clearances required to perform on classified contracts for U.S. federal government agencies; • Changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding; • Changes in the government's attitude towards the capabilities that we offer, especially in the areas of national defense; • Changes in the government's attitude towards us as a company or our platforms as viable or acceptable software solutions; • Appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government; • The adoption of new laws or regulations or changes to existing laws or regulations; • Budgetary constraints, including automatic reductions as a result of "sequestration" or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies; • Influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers; • Changes in political or social attitudes with respect to security or data privacy issues; • Potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the recent coronavirus outbreak; and • Increased or unexpected costs or unanticipated delays caused by other factors outside of our control. Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.

Issues in the use of artificial intelligence ("AI"), (including machine learning) in our platforms may result in reputational harm or liability.
AI is enabled by or integrated into our platform and is a significant element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, such as by inaccurately predicting a lighting strike, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. An end-user's reliance on a false-negative prediction of lighting strike could result in injury or death and harm to property, resulting in potential legal liability and brand or reputational harm.

The recent global COVID-19 outbreak could affect our business and operations.
The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus. The COVID-19 pandemic has also created many negative headwinds that present risks to our business and results of operations. For example, the COVID-19 pandemic has generally disrupted the operations of our prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results, which could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We do not yet know the net impact of the COVID-19 pandemic on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations.

We intend to have contracts with governments that involve classified programs, which may limit investor insight into portions of our business.
We may derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified

contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, or programs or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors would have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business or our business overall.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments.

As a government contractor, we will have to comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our platforms and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason Deese	78,000,000	Voting Common Stock	65.1769

The Company's Securities

The Company has authorized Series Seed Preferred, Non-Voting Common Stock, Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,238,729 of Non-Voting Common Stock.

Series Seed Preferred

The amount of security authorized is 10,000,000 with a total of 4,120,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Each share of Series Seed Preferred is convertible into Non-Voting Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation or any deemed liquidation event, the holders of shares of the Series Seed Preferred must be paid out before any holders of Common Stock.

Dividends on the Common Stock and the Series Seed Preferred are issued on a pari-passu basis.

Series Seed Preferred shareholders are required to give the corporation a right of first refusal to purchase all or any portion of transfer stock.

Series Seed Preferred is subject to drag-along rights.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 13,371,844 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 200,000,000 with a total of 102,182,500 outstanding.

Voting Rights

One vote per share.

Material Rights

<u>Stock Options</u>

The total amount outstanding includes 11,767,926 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 8,232,074 shares to be issued pursuant to stock options issued.

Preferred Stock

The amount of security authorized is 40,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

The Board of Directors of the Corporation is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $108.00
  Number of Securities Sold: 80,000,000
  Use of proceeds: Formation
  Date: September 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $208,000.00
  Number of Securities Sold: 4,160,000
  Use of proceeds: Formation of Company
  Date: December 31, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.15
  Number of Securities Sold: 1,500,000
  Use of proceeds: General Corporate Purposes
  Date: November 09, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,070,952.52
  Number of Securities Sold: 11,278,674
  Use of proceeds: Research & Development, Company Employment, Marketing, and Operations
  Date: May 01, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $559,000.00
  Number of Securities Sold: 1,878,979
  Use of proceeds: Product Development
  Date: November 30, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Flash Scientific Technology Inc. operates a software as a service model and its founder has already spent years developing and patenting an already functional technology for lightning prediction. Because of its limited plant, inventory and net working capital requirements, respectively, we are cautiously optimistic the company could operate for not less than one year, and potentially two years, in the absence of revenue, based on otherwise controllable expenditures related to staffing and (enterprise) customer acquisition.

Foreseeable major expenses based on projections:

We are cautiously optimistic that our major expenses will relate to staffing cost, enterprise customer acquisition, and limited software development. Software development is expected to relate to implementation of development sandbox and an Application Programming Interface. Cloud infrastructure would also be a major expense, though more likely one tied to revenue generation and expressed as a cost of service/cost of goods sold.

Future operational challenges:

Expected operational challenges are continued sandbox and Application Programming Interface development, roll-out of key enterprise sales strategy with related staffing, and expansion of AI suite of products..

Future challenges related to capital resources:

The most expensive part of the technological development and patent work have already been absorbed by the founder directly and the intellectual property has been contributed to the company. The future capital resource challenges therefore relate now primarily to the timing and cost of acquiring lage enterprise customers, and the maintenance of the company burn rate until such time as revenue begins.

Future milestones and events:

Flash Scientific Technology Inc. will be launching a series of API suiters tied to AI and Machine Learning Weather Intelligence products that will allow for tailored demonstrations to prospective customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company has capital resources available from a Reg CF and Reg D that now amount to $680,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have outstanding Federal grant applications and potential revenue sources coming online but no certainty of funds other than what we already have in the bank. Therefore the funds we raise will be critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds we currently have make up approximately a fifth of what we will be raising through the Reg CF. So the funds from this campaign are necessary for the viability of the company assuming no other sources of revenue emerge.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Approximately 1 year based on an aggressive burn rate estimate that includes research and development, and marketing and customer aquisition. During this time, we would expect to acquire customers and to become self sustaining/internally financed.

How long will you be able to operate the company if you raise your maximum funding goal?

Approximately 2 years based on an aggressive burn rate estimate that includes research and development, and marketing and custmer aquistion. During this time, we would expect to acquire customers and to become self sustaining/internally financed.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Based on the success of the campaign, we anticipate doing a Series A raise in 2023.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $89,755,758.00

Valuation Details:

Management valued the company based on its internal estimates of the net present value of its projected future cash flows over the next three years, plus an assumption of the terminal value of the company's cash flows. Flash has a patented technology and a working, salable, product with paying customers, to go along with a successful Regulation CF round and subsequent Regulation D round. Because all of the company's assets (aside limited office equipment and misc) are intangible, any attempt at asset based valuation would necessarily become a forecast of the net present value of the future cash flows associated with its proprietary techology. It is therefore, in the view of management, more direct to apply the NPV method to Flash as a going concern.

The valuation model was driven from the bottom up based on the notion that Enterprise (ENT) customers and Small and Medium Size Business (SMB) customers require differnt levels of utilization and should therefore be offered different pricing structures. While the model assumes high rates of subscriber growth typical of scalable software businesses, it does not assume a rate of price increase beyond a normal rate of overall inflation. Operating and capital costs were modeled as a percentage of sales and at levels reflective of a typical software company of this type.

Other high growth companies at similar stages have enjoyed high valuation multiples based on forecasted figures such as those used by Flash in its valuation model.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation, but has made its best effort to apply the same framework applied by experts in making decisions under uncertainty.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  30.0%
  Build out of our Application Programming Interface (API), SmartPhone App for both iOS and Android, respectively, and a Software Development Kit (SDK).

- *Company Employment*
  30.0%
  Full time employment for the founder as well as key technical development and sales staff.

- *Marketing*
  18.0%
  Promotional spend targeted toward customer acquisition and awareness.

- *Operations*
  18.5%
  Small office and basic IT infrastructure.

If we raise the over allotment amount of $3,929,046.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  25.0%
  Build out of our Application Programming Interface (API), SmartPhone App for both iOS and

Android, respectively, and a Software Development Kit (SDK).

- *Company Employment*
  35.0%
  Full time employment for the founder as well as key technical development and sales staff. The increase will come primarily in the form of additional sales team members to more rapidly infiltrate the market.

- *Marketing*
  16.0%
  Promotional spend targeted toward customer acquisition and awareness.

- *Operations*
  20.5%
  Small office and basic IT infrastructure.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.flash.technology (https://flash.technology/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flash

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flash Scientific Technology Inc.

[See attached]

FLASH SCIENTIFIC TECHNOLOGY, INC.

FINANCIAL STATEMENTS

AS OF
DECEMBER 31, 2020

Together with
Independent Auditors' Report

Flash Scientific Technology, Inc.
Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
Flash Scientific Technology, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Flash Scientific Technology, Inc., a Delaware Corporation (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations and stockholders' deficit, and cash flows from August 14, 2020 ("Inception") to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flash Scientific Technology, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period from Inception through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to commence its intended operations and requires capital to develop and operate its intended business, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

Newport Beach, California
December 8, 2021

FLASH SCIENTIFIC TECHNOLOGY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2020

Assets		
Current assets:		
Cash	$	63
Total current assets		63
Total assets	$	63
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	4,576
Total current liabilities		4,576
Total liabilities		4,576
Commitments and contingencies (Note 3)		-
Stockholders' Deficit		
Series Seed Preferred Stock, $0.0000001 par value; 10,000,000 authorized, none issued and outstanding.		-
Preferred Stock, $0.0000001 par value; 40,000,000 authorized, none issued and outstanding.		-
Common stock - voting, $0.0000001 par value; 200,000,000 authorized, 81,500,000 issued and outstanding.		8
Common stock - non-voting, $0.0000001 par value; 50,000,000 authorized, none issued and outstanding.		-
Additional paid-in capital		15,384
Accumulated deficit		(19,905)
Total stockholders' deficit		(4,513)
Total liabilities and stockholders' deficit	$	63

See accompanying notes to financial statements.

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2020

Revenues	$	-
Operating Expenses -		
General and administrative		19,905
Total operating expenses		19,905
Net loss	$	(19,905)

See accompanying notes to financial statements.

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD ENDED DECEMBER 31, 2020

	Preferred Stock				Common Stock						
	Series Seed		Undesignated		Voting		Non-Voting		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
August 14, 2020 (Inception)	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Founder shares	-	-	-	-	80,000,000	8	-	-	100	-	108
Shares issued for services	-	-	-	-	1,500,000	-	-	-	15,000	-	15,000
Stock option compensation	-	-	-	-	-	-	-	-	284	-	284
Net loss	-	-	-	-	-	-	-	-	-	(19,905)	(19,905)
December 31, 2020	-	$ -	-	$ -	81,500,000	$ 8	-	$ -	$ 15,384	$ (19,905)	$ (4,513)

See accompanying notes to financial statements.

FLASH SCIENTIFIC TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(19,905)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Stock-based compensation		15,284
Changes in operating assets and liabilities:		
Accounts payable		4,576
Net cash used in operating activities		(45)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from founder shares		108
Net cash provided by financing activities		108
Change in cash and cash equivalents		63
Cash and cash equivalents, beginning of period (inception)		-
Cash and cash equivalents, end of period	$	63
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Flash Scientific Technology, Inc. was formed on August 14, 2020 ("Inception") in the State of Delaware. The financial statements of Flash Scientific Technology, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palmetto, GA

The Company was formed to deploy technology that is intended to predict the location of lightning strikes in certain geographical locations. The Company plans to partner with strategic customers who would benefit from lightning strike warnings.

Going Concern and *Management's Plans*

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through proceeds from its equity raises described in Note 4 and other debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes to regulations governing the way the Company plans to derive revenues, technology advancements and updates that render the Company's technology obsolete or less efficient than competing technologies, and the ongoing effects of the Coronavirus pandemic which may affect the Company and its intended customer base, among other risks. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Stock Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Shares issued for compensation are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of the date of these financial statements, the 2020 tax return is subject to inspection by state and federal regulators.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

NOTE 4 – STOCKHOLDERS' DEFICIT

Preferred Stock

The Company has authorized the issuance of 50,000,000 shares of Preferred Stock, par value $0.0000001. As of December 31, 2020, there were no shares of Preferred Stock issued and outstanding.

The Board of Directors are authorized to issue up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock without consent or vote of the Corporation's shareholders. As of December 31, 2020, there were no shares of undesignated Preferred Stock issued and outstanding.

Series Seed Preferred Stock

As of December 31, 2020, 10,000,000 shares of Preferred Stock were hereby designated as Series Seed Preferred Stock. As of December 31, 2020, there were no shares of Series Seed Preferred Stock issued and outstanding.

Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred means the Original Issue Price for such series of Series Seed Preferred, which initial Conversion Price, and the rate at which shares of Series Seed Preferred may be converted into shares of Non-Voting Common Stock. No fractional shares of Non-Voting Common Stock will be issued upon conversion of the Series Seed Preferred.

Voting Common Stock
The Company has authorized the issuance of 200,000,000 shares of Voting Common Stock, par value $0.0000001. As of December 31, 2020, there were 81,500,000 shares of Voting Common Stock issued and outstanding.

The holders of outstanding Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders.

Upon Inception, Founders received 80,000,000 shares of Voting Common Stock for $108.

During 2020, the Company issued 1,500,000 shares of Voting Common Stock for legal services rendered. The Company valued the shares based on $0.01 per share, which was our estimate for the fair value of the shares on the date of grant.

Non-Voting Common Stock
The Company has authorized the issuance of 50,000,000 shares of Non-Voting Common Stock, par value $0.0000001. As of December 31, 2020, there were no shares of Non-Voting Common Stock issued and outstanding.

Stock Options
On August 14, 2020, the Board of Directors adopted the Flash Scientific Technology, Inc. 2020 Equity Incentive Plan (the "2020 Plan"). The 2020 Plan provides for grants of options or restricted stock to eligible recipients. The 2020 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Options and restricted stock in the amount up to 20% of the Company's issued and outstanding shares at any time may be issued pursuant to the 2020 Plan. However, the 2020 plan limits the number of incentive stock options to 20,000,000 shares.

In 2020 the Company granted 2,250,000 stock options under the 2020 Plan to various advisors and contractors with a weighted average grant-date fair value of $0.006 and a total grant-date value of $13,950. The granted options had an exercise price of $0.01, which was also the estimated fair value per share on the grant date, expire in ten years, and vest over 36 months.

The Company estimated the fair value of stock options that contain service conditions using the Black-Scholes option pricing model; the inputs used were as follows:

	December 31, 2020
Expected life (years)	6.0
Risk-free interest rate	0.6%
Expected volatility	70.0%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of the underlying technology and development to date.

The Company recognizes stock option forfeitures as they occur.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Exercisable
August 14, 2020 (Inception)	-	$ -	-	-
Granted	2,250,000	0.01	10.0	-
Exercised	-	-	-	-
Expired/Canceled	-	-	-	-
December 31, 2020	2,250,000	$ 0.01	9.9	6,944

All options are expected to vest. Stock option expense for the years ended December 31, 2020 was $284. As of December 31, 2020, the total estimated remaining stock-based compensation expense for unvested stock options is $13,666 which is expected to be recognized over a weighted average period of 2.9 years.

Regulation Crowdfunding Offering

Subsequent to December 31, 2020, the Company launched a Regulation Crowdfunding offering attempting to raise up to $1,070,000 in equity financing through the sale of up to 10,700,000 shares of Non-Voting Common Stock at $0.10 price per share. Certain bonus shares were available to investors based on their characteristics or timing of investment. In connection with the capital raise, the Company entered into an agreement with a funding portal in September 2020 for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering. The funding portal is also to receive 2% commission paid in equity at the same rate as the offering. No such fees were incurred as of December 31, 2020.

Subsequent to December 31, 2020, the Company sold approximately 11,278,674 shares of Non-Voting Common Stock for net proceeds, after platform commissions and related costs, of $949,185 under the offering. Based on the proceeds, the Company is to issue the funding portal approximately 214,190 shares of Non-Voting Common Stock. The Company will also be required to fulfil various physical good perks offered to investors based on the amount invested.

Regulation D Offering
Subsequent to December 31, 2020, the Company launched a Regulation D offering for Non-Voting Common Stock at $0.30 price per share. The Company sold 1,878,979 shares of Non-Voting Common Stock for gross proceeds of approximately $559,000 under the Regulation D offering.

Subsequent to the period ended December 31, 2020, the Company issued 4,160,000 shares of Series Seed Preferred Stock at $0.05 per share for a total purchase price of $208,000.

NOTE 5 – SUBSEQUENT EVENTS

See Note 4 for discussion of a subsequent events regarding the sale of Preferred Stock and Non-Voting Common Stock under Regulation D and Regulation Crowdfunding Offerings.

The Company has evaluated subsequent events that occurred after December 31, 2020 through December 8, 2021. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Flash Scientific Technology

Lightning Prediction Technology


FLASH
Lightning Prediction Technology

Website   Palmetto , GA   TECHNOLOGY

Flash Scientific Technology is an inventive weather intelligence company at the forefront of artificial intelligence-based forecasting technology. With a vast array of weather prediction applications including lightning prediction, FLASH is poised to significantly enhance critical, life-saving predictions of adverse weather conditions.

$0.00 raised
$1,036,766 previously crowdfunded

0 Investors	$89.8M Valuation
$0.75 Price per Share	$345.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Flash has a patented, working prototype with the unique ability to predict lightning with 15-25 minutes of lead time, 96.5% accuracy in summer and 99.6% accuracy in other seasons. The company can predict the first strike before any storm has developed and the last strike from an active storm.
- Over 2,000 people die per year due to lightning in 24 countries and overall weather losses for the US economy are approaching $6-7 billion per year, affecting thirty percent of US businesses.
- The Flash team is made up of research meteorologists with a combined 75 years in lightning research and AI applications, and industry experts representing the largest potential markets for monetary gain, namely the aviation, insurance, and public safety sectors. Flash is currently in the prototype stage.

In addition to our cornerstone lightning prediction product, we have now expanded the lightning suite to include 1 hour, 2 hour, and 3 hour AI based lightning prediction products that will enable mitigating actions to prevent wildfires for just one example, well in advance of a storm.

But we didn't stop there. With 22 events, 2020 had the most billion-dollar extreme weather events of any year—nearly one-third more than the second-worst year on record, 2016. From 1980 to 2020, the annual average of billion dollar events is 7.1 events, but the annual average for the past five years (from 2016 to 2020) is 16.2 events per year. (Source) The AI platform we have designed lends itself nicely to mitigating these increasing disasters by accurately predicting a broad set of weather phenomena including tornadoes, wind storms, hail, winter storms, onset and ending times of precipitation among many others.

SINCE OUR LAST RAISE

FLASH Continues to Grow & Develop

There have been numerous significant developments at FLASH since our last raise detailed below...

- We have taken the lightning prediction algorithm from a research premise to an **actual validated product** across the entire United States. This was not done without tremendous effort from our software team which has been able to store and handle data on the order of something you would see with a streaming game platform. For our first prototype, it could take as long as a minute and 20 seconds to produce a forecast for a 10 miles radius. Now, we are in a continuous manner, providing continental lightning forecasts **in less than 500 ms** through our API which will be easily accessible for a variety of customers.


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**Flash is currently in the prototype stage.*

- With our first lightning prediction product complete, it was time to validate the product through a series of Beta tests. Our first was support for the **Miami condo collapse** where FLASH provided continuous lightning updates for rescue workers for a 5 day period following the collapse. This included the challenging forecasts centered around the approach of **tropical Storm Elsa**. Flash also attended an Alloy-sponsored NASCAR race team event during the NASCAR Xfinity race in August of 2021 providing weather support.


92
ALLOY
FLASH
CAMARO

- Once we had a working lightning prediction product based on real time data, it was time to **infuse AI and Deep Learning** into the process in order to produce 1 hour, 2 hour, and 3 hour lightning predictions. To aid in this FLASH hired Dylan Steinkruger, a doctoral candidate out of Penn State to run our AI program. We now have a working prototype for these **extended lightning forecasts** that we will be able to bundle and productize.

The image below shows the 3 hour lightning forecast by FLASH AI represented by the shaded area over Florida. The yellow, orange, and red shading indicates higher probabilities of lightning to occur. The purple dots are the actual lightning that occurred that day. You can see how well the FLASH AI predicts lightning 3 hours in advance!


2020-07-05 17:50:00
1.000
0.875
0.750
0.625
0.500
0.375
0.250
0.125
0.000

**Flash is currently in the prototype stage.*

OVERVIEW

Weather analytics designed to save lives

Founder, Jason Deese, has witnessed countless weather-related tragedies during his 25 year public service career as a meteorologist at NOAA (the National Oceanic and Atmospheric Association). The powerlessness he felt in these moments fueled his desire to make a difference.

Deese set out to create an algorithm that could predict when lightning would strike, providing invaluable lead time for those in harm's way to seek shelter.


The algorithm was tested & refined on
Over 3,000 Storms
spanning multiple seasons & environments
-resulting in up to a
99% Accuracy Rate

This success prompted Jason to apply for a patent which was issued in September of 2019 and assigned to the company in October of 2020.

This cornerstone product, **Flash Lightning**, incorporates a patented algorithm with big data to predict first, and equally important last lightning strikes with the utmost accuracy. With no hardware or sensors required, we believe the product is positioned for immediate validation and widespread acceptance.


First Strike
We detect the all important First Strike with up to a 99.6% accuracy & with a 15-25 minute lead time.
Last Strike
We can also predict the Last Strike, alerting when it is safe to resume normal activities. This can save 10-15 minutes from the normally utilized 30 minute window.

And, lightning is only the beginning for FLASH.

Our advances in incorporating 30 years of historical data with artificial intelligence and sophisticated machine learning formats allows for application to a multitude of industry-specific needs pertaining to....

- Lightning
- Hail
- Wind
- Tornado
- Precipitation
- Hurricanes
- Winter Storms
- Flooding
- Frost

The speed and accuracy of AI technologies when it comes to data computation in extreme weather patterns means there is a better chance of warning people in harm's way. If AI can track the speed and paths of tornadoes, hurricanes and other disastrous weather events, people will have a better chance of evacuating. And with the increase of such severe storms, the rapidity and accuracy of this tracking system could save lives. (Source)

THE PROBLEM

Lightning is responsible for thousands of fatalities per year, as well as major economic losses

Over 2,000 people die per year due to lightning in 24 countries (source), and in 2019, more than $900 million in lightning claims were paid out to nearly 77,000 policyholders (source). Lightning losses for the US economy are approaching $6-7 billion per year, affecting thirty percent of US businesses (source).


Lighting Kills
2,000
people per year
U.S. Economy Lightning Losses
$6-7B
per year
Lighting Claims Paid
$900,000,000
to nearly 77,000 policy holders
30%
of U.S. businesses are affected

Incidents of lightning delaying aircraft take off costs airlines billions, with the current cost to air carrier operators for an hour of delay due to the weather ranging from about $1,400 to $4,500 per aircraft (Source).


Air Carrier Operators Lose
$1,000-$4,500
per aircraft per hour of delay

Lightning frequency is predicted to possibly increase by 50% through the year 2100, due to climate change (Source), and recent studies indicate that each degree Celsius of global temperature increase will result in 12% higher incidence of lightning (Source).


Through 2100, lightning frequency is predicted to increase
50%
Every degree the global temperature rises will cause a **20% increase**

THE SOLUTION

Weather intelligence that predicts lightning strikes with up to 99.6% accuracy

At Flash, we have patented an algorithm, and a working prototype implementing that algorithm, that predicts the first and last lightning strike with origin accuracy. This means that we know where the lightning starts in the clouds within a tenth of a mile, and then can predict the 1-2 mile radius down on the ground where the lightning is expected to strike as it branches out and then strikes.

Other companies claim prediction, but they are simply taking lightning that has already occurred and extrapolating out its future location with more or less accuracy. We believe that Flash is the first company to actually predict the first lightning strike to occur - with 15 to 25 minutes lead time, before any lightning storms have developed. Unlike other companies before us, Flash uses new and innovative weather intelligence technology, rather than hardware.


Other lightning networks
only show **observed strikes**
Meaning they miss the first strike 100% of the time

	Flash	Earth Networks	Thor Guard	AccuWeather	The Weather Co.
Prediction	✓	X	X	X	X
Real Lead Times	✓	X	X	X	X
Threats Ended In <30 Minutes	✓	X	X	X	X
Tracking	✓	✓	X	✓	✓
No Unlimited Area Monitoring	✓	X	X	X	X
Aviation Safe Zones	✓	X	X	X	X

And lightning is just the beginning. We now have an entire suite of AI generated products to go along with the lightning such as...


FLASH At Our Core
Data Lakes
AI & Machine Learning
Algorithmic Insights
Lightning
prediction of both the first & last strike
Hail
prediction of start & end times
Wind
early alerts of impending wind changes; both direction & velocity
Hurricane
more accurate predictions of both track & intensity
Tornado
automated warning of approach
Precipitation
accurate start & end times of rain & snow
Flash Flooding
more accurate predictions of onset and ending times
Winter Storm
more accurate predictions of timing & impacts

With Flash, we welcome you to the future - a software only solution taking Algorithmic Insights, AI and Machine Learning and combining this with vast data lakes to solve the previously thought unsolvable.

Here is just one of many examples of what AI can do for weather forecasting. We input 30 years of historical data into a Machine Learning model for extended tornado warning forecasts. The image on the left shows a 3 hour forecast of tornadoes with the highest probabilities in orange and red. The image on the right shows the actual tornadoes for that day in red dots. The red line is for reference to show how accurate the 3 hour forecast was. So imagine hospitals, schools, construction sites etc. having a 3 hour forecast of high tornado probabilities. AI is indeed changing what is capable in the forecast world.



3 Hour Tornado Forecasting
2020-06-07 23:00:00
NORTH DAKOTA
SOUTH DAKOTA

Flash is currently in the prototype stage.

Our sales model will follow a three track approach initially focusing on the three largest potential sectors: Aviation, Insurance, and Public Safety. In addition to revenue, these initial customers are expected to supply valuable proof of market acceptance that may lead to inclusion of the API services into smartphone, wearable technologies, smart appliances, and other IoT implementations.

THE MARKET

Weather is a multibillion dollar industry

The entire weather industry is worth $7 billion (Source), and $3 trillion dollars of the US economy is made up of weather sensitive industries (Source).



Current Top 3 Markets
Aviation
$3.1B
U.S. fuel costs/month (pre-Covid)
40%
of delays are caused by thunderstorms
Public Safety
2.1%
outdoor rec. portion of U.S. GDP
10K
state parks
15K
golf courses
Insurance
$5B
insurance losses/year
11%↑
avg. cost per claim from '17-'19 due to lightning

Additional Potential Markets

- Airports
  - Commercial Aviation
  - Private Aviation
- Amusement Parks
- Business Equipment
- Apps
- Construction
- Cruise Ship Industry
- Fairs
- Fishing Industry
- Golf Courses/PGA
- Hotel Industry
- Insurance Industry
- Large Events/Functions
- NASCAR
- Recreational Boating
- Schools/Universities
- Sports Stadiums/NFL
- Swimming Pools
- Tennis Complexes
- Utilities
- U.S. Government
  - Air Traffic Control
  - Dept. Of Transportation
  - Emergency Management
  - Military Agencies
  - State Agencies

WHY INVEST

Our mission is noble and our product has the ability to help millions worldwide

We aim to be global leaders in weather intelligence.


Invest in FLASH
Save Lives & Economies

We believe our products are unlike anything else on the market, with a cornerstone patented algorithm and AI based weather analytics that produce up to 99.6% accuracy. We hope you'll join us as we partner with major corporations to make our life saving technology available worldwide.

In Q1 of 2022 we plan to expand our product suite to include AI and Deep Learning based forecasts of 3 hour lightning, hail, winter storms, precipitation onset, hurricanes, strong winds, fire weather and more. With this in place, we will be able to generate revenue through a variety of sources including add ons to existing weather product suites but also enterprise based new products for aviation, insurance, public safety, etc.

At one time or another, we've all been faced with challenging weather conditions that perhaps even made us fear for our safety or the safety of our loved ones. At Flash, we understand the dangers that adverse weather can present and **we've made it our mission to create the ultimate solution to these problems.**

Meet Our Team



Jason Deese

Founder and CEO

Career research meteorologist with 21 years at NOAA's National Weather Service

Previously an aviation meteorologist with NetJets Aviation in Columbus, Ohio, giving precision forecasts to high profile clientele

For the last 10 years, Mr. Deese forecasted for the busiest airport in the world, Atlanta Hartsfield, where he saw the potential that a lightning prediction algorithm could bring

Mr. Deese forecasts thunderstorm development at these locations while also researching ways to predict initial lightning formation through analysis of the atmosphere and incorporation of observational data



Will Howard

Lead Software Engineer

Software Engineer with 5+ years of experience building production-level systems and highly-scalable applications

A first employee for an industrial manufacturing startup helping to automate and instrument production workflows, and create internal software tooling for production workers

Undertook computational research projects for NASA's Multi-sensor Improved Sea-Surface Temperature (MISST) project, the Utah Department of Air Quality, and data ingest for the Great Salt Lake Summer Ozone Study

BS in Atmospheric Sciences from the University of Utah, emphasizing studies in mountain meteorology and air quality



Jamie Castle

VP of Sales and COO

Career operational meteorologist for over 33 years

Began his career with the United States Air Force as a meteorologist, honorably discharged disabled veteran serving the country for 7 years

Deploying worldwide to support military operations for Air Force, Army, Navy and Marines, plus was the point meteorologist in charge during the Haitian military intervention Uphold Democracy in 1994

Recently retired from NetJets, was the Chief Meteorologist and Dispatch manager spanning over 26 years, instrumental in developing the meteorology and dispatch departments



Dylan Steinkruger

Lead AI and Machine Learning Engineer

Previously a graduate student and researcher at the Pennsylvania State University where he developed artificial intelligence applications for meteorological problems

Developed the first artificial intelligence system capable of issuing tornado warnings with no "human in the loop"

During his graduate studies, Mr. Steinkruger received multiple awards for his research including the 2020 John C. Wyngaard Graduate Research Award and also served in several capacities including as a lecturer for the American Meteorological Society's short course on Machine Learning in Python for Environmental Science Problems



Michael Winston, CFA

Strategic Advisor

Began his career with Credit Suisse First Boston and later spent five years as a portfolio manager, co-running $1B at one of the largest investment funds in the world, Millennium Partners

After leaving Millennium, Mr. Winston created the Sutton View group of companies, dedicated to forming investment partnerships on behalf of institutional and qualified investors

He has appeared on CNBC, been recognized for excellence in investing by Institutional Investor Magazine and has been quoted in the Wall Street Journal



Chuck Shanklin

Strategic Advisor

Decades of experience including Artais Weather Check (the original inventor of the AWOS, the Automated Weather Observing System, and ASOS, the Automated Surface Observing System)

Assisted in the family acquisition of Crestview Aerospace, turned the company into a massively successful enterprise, and later managed and facilitated the sale of Crestview Aerospace to L-3 Communications



Ron Sandel

Advisor

Provides expertise in fundraising and overall company growth

Technology business executive with over 20 years experience and has advised early stage startups from inception to IPO and acquisition

Is currently the General Manager of HotelTonight, an Airbnb company, where he manages day-to-day operations with a focus on growth. He previously held executive positions at Yahoo and Chegg, where he led growth and operations from pre-IPO to a publicly traded company



Brenda Paauwe-Navori

Advisor

Provides expertise in the aviation and space industries

Founder and former President of GoGo Jet Inflight

Board Member of Jet Token and St. Thomas Yacht Club Foundation

In addition to being on several Advisory Boards, Brenda is an aviation and aerospace veteran having sold business jets valued in aggregate at over a billion dollars

She brings over 20 years of executive experience with global industry leaders including Embraer Aircraft, Inc., Flexjet by Bombardier, Virgin Group and Antilles Genot & Partners



J.B. Bernstein

Advisor

Provides expertise in marketing and fundraising

A "Genetically Wired Entrepreneur," Bernstein has helped fund and successfully launch businesses in Packaged Goods, Trading Cards, Digital Content, Sports, TV, Supplements, Building Blocks, and New Tech

As a 35+ year veteran of the sports marketing and packaged goods industries, Mr. Bernstein has been called an "Evolutionary Force Multiplier" in business, and is widely respected for his creative problem solving and positive results

Bernstein's early work includes positions with Grey Advertising, Procter & Gamble, Upper Deck, and Major League Soccer before starting his own sports agency



Greg Fell
Advisor
Provides expertise in the aviation industry and social media marketing

Fell is the CEO of Tsū, a social media platform that is innovating social media and eCommerce into a platform that pays users for their content and allows them to market and sell products to their community

He is the former COO of Gama Aviation, the largest managed aircraft business in the US, flies over 200 flights a day and has over 200 planes under management across the globe



Ehud Talmor
Advisor
Provides expertise in the aviation industry

Decorated, recently retired senior officer from the Israeli Air Force with over 20 years of experience in all aspects of air combat and aircraft logistics

He began his career in 1995 as a fighter pilot and later, flight instructor

He subsequently took on a variety of supervisory roles, including F-16 deputy squadron commander

In 2007, he joined the Acquisitions Department of the Israeli Ministry of Defense and later held the position of Project Manager for three separate Air Force jet acquisition projects



George Murnane
Advisor
Provides expertise in the commercial aviation industry

Overall strategic and operational responsibility for the Company's staff, programs, expansion and mission execution, as well as for developing and implementing value-added initiatives to grow the Company's business

Previously, Mr. Murnane held a number of aviation-related senior positions in management and operations (CEO / COO / CFO) at ImperialJet Europe and VistaJet (European business jet charter companies) and more

Offering Summary

Company : Flash Scientific Technology Inc.

Corporate Address : 335 Anna Ave, Palmetto , GA 30268

Offering Minimum : $9,999.75

Offering Maximum : $3,929,046.75

Minimum Investment Amount (per investor) : $345.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 13,333

Maximum Number of Shares Offered : 5,238,729

Price per Share : $0.75

Pre-Money Valuation : $89,755,758.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 24 hours | 10% bonus shares

Volume

Tier 1 ($1,000+) – Wireless Weather Station with Indoor and Outdoor Thermometer and Remote Sensor

Tier 2 ($5,000+) – 5% bonus shares

Tier 3 ($10,000+) – 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Flash Scientific Technology Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.75 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The last frontier in weather forecasting: lightning. We proudly present Flash, the first in lightning prediction. May 16, 2018, Parkland, Florida. A woman was struck and killed and two others seriously injured while working on their family farm. May 28, 2018, Jackson, Tennessee. A 7-year-old boy was struck and killed while playing outside. These needless deaths end today.

With our proprietary patent-issued algorithm and forecast technology, we're able to predict the first strike from any thunderstorm with a 99.6% accuracy, making Flash the only predictive service. Flash gives users an average of 15 minutes lead time and as many as 25 minutes for an impending thunderstorm, allowing for crucial time to seek safe shelter.

With current detection only technology, the first strike is missed 100% of the time. Flash is here to change that. We have tested the algorithm on thousands of storms in multiple environments, and the results are clear. Flash accurately predicts the first strike time and time again.

August 24, 2019, at the Tour Championship at East Lake Golf Course in Atlanta, innocent spectators had zero warning on an impending thunderstorm that produced this stroke of lightning that sent six people to the hospital.

The Flash algorithm was run on this event as a test case. The result? Flash would have given 25 minutes of warning for the public to seek safe shelter. So how do we do it? We use our patented algorithm to utilize meteorological data and analyze conditions before a storm develops.

Before the lightning strikes and unlike detection-only companies, we have zero equipment costs. Not only does Flash predict the first strike, but it can also accurately predict the last strike, giving the all-clear to resume outdoor activities. This aspect of flash not only saves lives but also saves time and money.

In April of 2018, Delta Airlines lost 125 million dollars in revenue. The result of multiple 30-minute ground stops due to storm activity rules. Canceled flights continued for five days. The Flash algorithm was run on archived radar data, and the airlines would have saved millions of dollars by indicating periods of diminished lightning threats utilizing the Flash technology.

The applications possible with Flash are nearly countless, but imagine wearable technology indicating lightning is an imminent threat. Or Amazon, Alexa, or Google Home shutting down critical electronics as the lightning threat increases. The possibilities are nearly endless.

Flash saves lives, Flash saves time, and Flash saves money.

Help us make Flash a reality.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FLASH SCIENTIFIC TECHNOLOGY INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF AUGUST, A.D. 2020, AT 1:14 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3448366 8100
SR# 20206754863

Authentication: 203471978
Date: 08-14-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:14 PM 08/14/2020
FILED 01:14 PM 08/14/2020
SR 20206754863 - File Number 3448366

CERTIFICATE OF INCORPORATION

OF

FLASH SCIENTIFIC TECHNOLOGY INC.

Flash Scientific Technology Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does herby certify as follows:

ARTICLE I
NAME

The name of this corporation is Flash Scientific Technology Inc. (the "**Corporation**").

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, DE 19808 in the county of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE II
DEFINITIONS.

As used in this Certificate of Incorporation (the "**Certificate of Incorporation**"), the following terms have the meanings set forth below:

"**Original Issue Price**" means $0.03 per share for the Series Seed Preferred. The Original Issue Price for any other series of Preferred Stock shall be set forth in the Statement of Share Rights designating such series.

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE III
PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV
AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is Three Hundred Million (300,000,000) shares, consisting of (a) Two Hundred Million (200,000,000) shares of Voting Common Stock, $0.0000001 par value per share, (b) Fifty Million (50,000,000) shares of Non-Voting Common Stock, $0.0000001 par value per share, and (c) Fifty Million (50,000,000) shares of Preferred Stock, $0.0000001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate of Incorporation, Ten Million (10,000,000) shares of the Preferred Stock of the Corporation are hereby designated "Series Seed Preferred" and Forty Million (40,000,000) shares of the Preferred Stock of the Corporation are undesignated Preferred Stock.

In this Certificate of Incorporation, the term "Common Stock" shall mean both Voting Common Stock and Non-Voting Common Stock unless expressly limited to "Voting" Common Stock or "Non-Voting" Common Stock as the case may be.

A. VOTING COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Voting Common Stock.

1. **General**. The voting, dividend and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

2. **Voting**. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. NON-VOTING COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Non-Voting Common Stock.

1. **General**. The voting, dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

2. **Voting**. The holders of the Non-Voting Common Stock are not entitled to vote except as required by law, in which case the Non-Voting Common Stock are entitled to one vote for each share of Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C. BLANK CHECK PREFERRED STOCK

The Board of Directors of the Corporation is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, *pari passu* with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "**Statement of Share Rights**"); and (iii) to issue from time to time in one or more such series up to 40,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

D. SERIES SEED PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred except as may be provided for in any Statement of Share Rights as may be filed with respect to any new series of Preferred Stock that is designated by the Board of Directors after the date of the filing of this Certificate of Incorporation. Unless otherwise indicated, references to "Sections" in this Part C of this Article V refer to sections of this Part C.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Series Seed Preferred. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed Preferred, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred been converted into Non-Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred as provided in Section 1.1 and any liquidation preferences of the undesignated Preferred Stock set forth in the Statement of Share Rights applicable to such shares, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series Seed Preferred shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have fall voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Series Seed Preferred Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred set forth in the Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred;

(b) issue any new class or series of capital stock at a price less than the Original Issue Price for the Series Seed Preferred having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred;

(c) redeem or repurchase any shares of Common Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(d) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred or Common Stock.

3. **Conversion**. The holders of the Series Seed Preferred have the following conversion rights (the "**Conversion Rights**"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred means the Original Issue Price for such series of Series Seed Preferred, which initial Conversion Price, and the rate at which shares of Series Seed Preferred may be converted into shares of Non-Voting Common Stock, is subject to adjustment as provided in this Certificate of Incorporation.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred.

3.2 Fractional Shares. No fractional shares of Non-Voting Common Stock will be issued upon conversion of the Series Seed Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Non-Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred the holder is at the time converting into Non-Voting Common Stock and the aggregate number of shares of Non-Voting Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Series Seed Preferred into shares of Non-Voting Common Stock, a holder of Series Seed Preferred shall surrender the certificate or certificates for the shares of Series Seed Preferred (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "Contingency Event'). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Non-Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "Conversion Time"), and the shares of Non-Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Non-Voting Common Stock issuable upon the conversion in accordance with the provisions of this Certificate of Incorporation and a certificate for the number (if any) of the shares of Series Seed Preferred represented by the surrendered certificate that were not converted into Non-Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Non-Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Series Seed Preferred, the Corporation shall at all times while any share of Series Seed Preferred is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Non-Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred; and if at any time the number of authorized but unissued shares of Non-Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Non-Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred below the then-par value of the shares of Non-Voting Common Stock issuable upon conversion of such series of Series Seed Preferred, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Non-Voting Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Series Seed Preferred that shall have been surrendered for conversion as provided in this Certificate of Incorporation shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Non-Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Series Seed Preferred, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred or on the Non-Voting Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Series Seed Preferred is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Series Seed Preferred) effects a subdivision of the outstanding Non-Voting Common Stock, the Conversion Price for each series of Series Seed Preferred in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Non-Voting Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Non-Voting Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred combines the outstanding shares of Non-Voting Common Stock, the Conversion Price for each series of Series Seed Preferred in effect immediately before the combination will be proportionately increased so that the number of shares of Non-Voting Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Non-Voting Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not filly made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series Seed Preferred in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series Seed Preferred had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification. Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred the Non-Voting Common Stock issuable upon the conversion of such series of Series Seed Preferred is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Non-Voting Common Stock into which such shares of Series Seed Preferred could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Non-Voting Common Stock (but not a series of Series Seed Preferred) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series Seed Preferred will thereafter be convertible, in lieu of the Non-Voting Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Non-Voting Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate of Incorporation and furnish to each holder of such series of Series Seed Preferred a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series Seed Preferred is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed Preferred (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred then in effect and (b) the number of shares of Non-Voting Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series Seed Preferred.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series Seed Preferred will automatically convert into shares of Non-Voting Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Non-Voting Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Non-Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Non-Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Non-Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred converted.

Such converted Series Seed Preferred shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred (and the applicable series thereof) accordingly.

4. **Dividends**. The Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred on a pan passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Seed Preferred will be treated as holding the greatest whole number of shares of Non-Voting Common Stock then issuable upon conversion of all shares of Series Seed Preferred held by such holder pursuant to Section 3.

5. **Redemption**. Unless prohibited by Delaware law governing distributions to stockholders, the Corporation shall have the right to redeem some or all of the outstanding shares of Series Seed Preferred at a price per share equal to the greater of the Original Issue Price or the latest issue price of capital stock of the Corporation sold or issued by the Corporation (the "**Redemption Price**"). The Redemption Price may be paid in U.S. Dollars or cryptocurrency, including a cryptocurrency issued by the Corporation. Redemption is not required to be ratable among all holders of the Series Seed Preferred. In connection with any redemption pursuant to this Section 5, the Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Series Seed Preferred being redeemed not less than 10 days prior to the redemption. Each Redemption Notice shall state: (i) the number of shares of Series Seed Preferred held by the holder that the Corporation shall redeem on the redemption date specified in the Redemption Notice; (ii) the redemption date and the Redemption Price; and (iii) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred to be redeemed. On or before the redemption date, each holder of shares of Series Seed Preferred to be redeemed on the redemption date, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred shall promptly be issued to such holder. If the Redemption Notice shall have been duly given, and if on the redemption date the Redemption Price payable upon redemption of the shares of Series Seed Preferred to be redeemed on the redemption date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred shall cease to accrue after the redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor. My shares of Series Seed Preferred that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired

and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred following any such redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Series Seed Preferred set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series Seed Preferred must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V
PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VI
STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Series Seed Preferred in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Series Seed Preferred approved by the holders of Series Seed Preferred of the Corporation.

ARTICLE VII
BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS.

Subject to any additional vote required by this Certificate of Incorporation or bylaws of the Corporation (the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS.

Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT.

Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII
DIRECTOR LIABILITY.

A. LIMITATION.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION.

Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX
CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X
INCORPORATOR

The name and mailing address of the incorporator are as follows:

Jason Deese
335 Anna Ave.
Palmetto, GA 30268

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the undersigned authorized officer of the Corporation on this 14th day of August, 2020.

DocuSigned by:

46F4E3271892401...

Jason Deese

Exhibit G TTW Materials

Fundraise Future

The FLASH Plan

- Fundraise Future
- Your Investment
- Our Plan
- Our Commitment To You

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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Flash Scientific Technology
Lightning Prediction Technology
FLASH
Lightning Prediction Technology
Website
Palmetto , GA
TECHNOLOGY
Flash Scientific Technology is an inventive weather intelligence company at the forefront of artificial intelligence-based forecasting technology. With a vast array of weather prediction applications including lightning prediction, FLASH is poised to significantly enhance critical, life-saving predictions of adverse weather conditions.